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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-28238
CUSIP NUMBER

(Check one):	☒ Form 10-K	o Form 20-F	o Form 11-K	o Form 10-Q	o Form 10-D
	o Form N-SAR	o Form N-CSR

For Period Ended: December 31, 2005
o Transition Report on Form 10-K
o Transition Report on Form 20-F
o Transition Report on Form 11-K
o Transition Report on Form 10-Q
o Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I

REGISTRANT INFORMATION

Guardian Technologies International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

516 Herndon Parkway, Suite A
Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20170
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Form 8-K we filed with the Securities and Exchange Commission (“SEC”) on February 24, 2006 (the “Form 8-K”), in response to comments received from the Staff of the SEC, management of Guardian Technologies International, Inc. (the “Company”), with the subsequent concurrence of the Audit Committee, has determined that, due to certain accounting errors described in the Form 8-K, the Company will restate the Company’s audited consolidated financial statements for the years ended December 31, 2003 and 2004, and its unaudited consolidated financial statements for the periods ended March 31, June 30, and September 30, 2004, and the periods ended March 31, June 30, and September 30, 2005.  The restatement of our audited financial statements for 2003 and 2004 will cause a delay in the filing of our Annual Report on Form 10-K for the year ended December 31, 2005.

This Form 12b-25 contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements relate to, among other things, the expected impact of any further review on the Company’s financial statements and the expected timing of the filing of the Company’s Annual Report on Form 10-K for 2005, and are indicated by words or phrases such as “anticipates,” “believes,” “expects,” “forecasts,” “guidance,” “intends,” “may,” “plans,” “projects,” “will,” and similar words and phrases.  By their nature, such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  These statements are based on management’s assumptions and beliefs in the light of information currently available to it.  You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gregory E. Hare	(703)	464-5495
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒  Yes  o  No

(3)

 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes    o No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Form 8-K, in addition to restating  our interim unaudited financial statements for 2004 and 2005, we have decided to restate our audited financial statements for the years ended December 31, 2003 and 2004, which 2003 and 2004 year end restated financial statements must be re-audited by our prior auditors, Aronson & Company.  Accordingly, we cannot quantify our results of operations for the fiscal year ended December 31, 2005, until we have completed our accounting review and other procedures, the preparation of the Form 10-K, and such financial statements have been re-audited by our former auditors.

Guardian Technologies International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2006	By:	/s/ Gregory E. Hare
Gregory E. Hare
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of the public record of the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.

Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).